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                            January 19, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 18,
2022
                                                            File No. 333-260241

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-3

       Risk Factors
       Regulatory bodies of the United States may be limited in their ability to conduct investigations, page 19

   1. Refer to your response to comment 1. On page 19, we note that you continue to state that
                                                        "[o]n December 2, 2021,
the SEC adopted amendments to finalize rules implementing the
                                                        HFCA Act, requiring the
SEC to prohibit an issuer   s securities from trading on any U.S.
                                                        stock exchanges if its
auditor is not subject to PCAOB inspection for two consecutive years instead of
three." Please revise to clarify that, on December 2, 2021, the SEC adopted amendments to
finalize rules implementing the HFCAA, which requires the SEC
 Bryan Bullett
Bit Digital, Inc
January 19, 2022
Page 2
      to prohibit an issuer's securities from trading on a U.S. national securities exchange and in the over-the-counter market if the auditor is not subject to PCAOB inspection for three years. In addition, please replace your deleted disclosure describing the impact of the
      HFCAA, which stated that "[a]ccordingly, [y]our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if [y]our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in [y]our ordinary shares being delisted."
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                            Sincerely,
FirstName LastNameBryan Bullett
                                                            Division of
Corporation Finance
Comapany NameBit Digital, Inc
                                                            Office of Finance
January 19, 2022 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName